As filed with the Securities and Exchange Commission on December 10, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                         FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                  Name: Analytic Covered Call Plus Fund

Address of Principal Business Office (No. & Street, City, State, ZIP Code):

                         c/o Old Mutual (US) Holdings Inc.
                         200 Clarendon Street, 53rd Floor
                         Boston, MA 02116

Telephone Number (including area code):  (617) 369-7300

Name and address of agent for service of process:

                         Joan R. Gulinello
                         Vice President and Associate General Counsel
                         Old Mutual (US) Holdings Inc.
                         200 Clarendon Street, 53rd Floor
                         Boston, Massachusetts 02116

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                YES     |X|                     NO      | |

                                   SIGNATURES

     A copy of the Agreement and Declaration of Trust of Analytic Covered Call Plus Fund (the "Trust") is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust in his capacity as an officer of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders of the Trust individually but are binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the Trust has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 10th day of December, 2004.

Attest:                              ANALYTIC COVERED CALL PLUS FUND



/s/ W. Eric Wimer                    /s/ Matthew J. Appelstein
W. Eric Wimer                        Matthew J. Appelstein
Title: Trustee and Treasurer         President